・東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

FILE NO. 082-03311

[redacted]

08003719

June 25, 2008

<u>VIR AIR MAIL</u>

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SHISEIDO COMPANY, LIMITED
<u>Re: Sponsored Level 1 ADR Facility</u>

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the English translation of the document which contents were announced by the Company.

- Correction to the Attached Documents of the "Notice of Convocation of the 108th Ordinary General Meeting of Shareholders" (dated June 13, 2008) (English translation);
- Notice of Resolutions of the 108th Ordinary General Meeting of Shareholders (dated June 25, 2008) (English translation) and
- Articles of Incorporation.

Yours very truly,

Fusako Otsuka

7/11

Encl.
cc: Shiseido Company, Limited
The Bank of New York

(Translation)

RECEIVED
2000 JUL 10 A 3:01

ARTICLES OF INCORPORATION
OF
SHISEIDO COMPANY, LIMITED

Chapter I. General Provisions

(Trade name)

Article 1. The Company shall be called Kabushiki Kaisha Shiseido.

In English, it shall be written Shiseido Company, Limited.

(Objectives)

Article 2. The objectives of the Company shall be to engage in the following businesses:

(1) Manufacture, sale, export and import of cosmetics, soap, detergents, dentifrice, medicine and quasi-medicine, reagents and pigments;

(2) Manufacture, sale, export and import of raw materials and materials of the products mentioned in the foregoing item;

(3) Acceptance of safety tests and analytical tests on the products, raw materials and materials mentioned in any of the foregoing items;

(4) Manufacture, sale, export and import of medical machinery and instruments, analysis and measuring machinery and instruments, Japanese and other papers, stationery, sanitary supplies, household insecticides and insectifuges, toiletries, clothing, personal notions, sundry daily goods, wigs, sporting goods, arts and crafts, jewels and precious metals;

(5) Manufacture and sale of carbonated and other drinks, foods and food additives;

(6) Acquisition and sale of industrial properties, know-how, and software relating to computers, images, music, etc.;

(7) Sale of tobacco, revenue and postage stamps, measuring instruments and weights and measures;

(8) Printing, plate-making, publication and photography;

(9) Development, design and sale of systems and equipment relating to beauty art (hairdressing, Japanese and Western styling, facial treatment, hair care, manicure and body beauty treatment), hair cutting, medical treatment, health care, hygiene and athletics, operation of facilities therefor and the business of engaging in such activities on commission and rendering consulting services in respect thereof;

(10) Acting as promoters of musical, artistic, dramatic, sporting and other cultural events and sale of tickets relating thereto;

(11) Management of hotels and wedding halls and the business of engaging in such management on commission and rendering consulting services in respect thereof;

(12) Automotive transportation, automotive forwarding, warehousing and freight packing businesses;

(13) Business of engaging in sale, purchase, brokerage, leasing out and management of real estate, civil engineering and architectural work, and travel businesses;

(14) General leasing, factoring and money lending businesses; and

(15) Any and all activities incidental to any of the foregoing items.

(Location of head office)

Article 3. The Company shall have its head office in Chuo-ku, Tokyo.

(Organs)

Article 4. The Company shall have the following organs in addition to the general meeting of shareholders and Directors:

(1) The Board of Directors;

(2) Corporate Auditors;

(3) The Board of Corporate Auditors; and

(4) Account Auditors.

(Method of giving public notices)

Article 5. The method of giving public notices of the Company shall be electronic notification. In the event that the Company cannot give a public notice in electronic form due to any accident or any other unavoidable cause, such public notice shall be inserted in the Nihon Keizai Shimbun.

Chapter II. Shares

(Total number of shares to be issued by the Company)

Article 6 The total number of shares authorized to be issued by the Company shall be 1,200,000,000 shares.

(Issuance of share certificates)

Article 7. The Company shall issue certificates in respect of its shares.

(Acquisition by the Company of its own shares)

Article 8. By resolution of the Board of Directors, the Company may acquire its own shares pursuant to the provision of Article 165, paragraph 2 of the Corporation Law of Japan.

(Number of shares constituting one unit and non-issuance of certificates for less-than-one-unit shares)

Article 9. The number of shares constituting one unit of shares of the Company shall be 1,000 shares.

2. Notwithstanding the provision of Article 7 hereof, the Company shall not issue any certificate representing less-than-one-unit shares, unless otherwise provided for in the Share Handling Regulations.

(Rights in respect of less-than-one-unit shares)

Article 10. Any shareholder (including beneficial shareholder; the same applies hereinafter) who holds less-than-one-unit shares of the Company cannot exercise any right other than those listed below, in respect of their less-than-one-unit shares:

(1) The rights as provided for in the items of Article 189, paragraph 2 of the Corporation Law of Japan;

(2) The rights that can be requested pursuant to Article 166, paragraph 1 of the Corporation Law of Japan;

(3) The rights to the allocation of shares and stock acquisition rights offered to shareholders, in proportion to the numbers of their respective shares; and

(4) The rights to make requests as provided for in Article 11 hereof.

(Additional purchase of less-than-one-unit shares)

Article 11. In accordance as provided for in the Share Handling Regulations, any shareholder who holds less-than-one-unit shares of the Company shall be entitled to request the Company to sell the number of shares that will, together with the number of his/her less-than-one-unit shares, constitute the number of one unit of shares.

(Share registrar)

Article 12. The Company shall have a share registrar. The share registrar and its business office shall be designated by resolution of the Board of Directors and public notice shall be given thereof. The preparation and keeping of the register of shareholders, the register of beneficial shareholders, the register of stock acquisition rights and the register of loss of share certificates of the Company and other affairs relating to the register of shareholders, the register of beneficial shareholders, the register of stock acquisition rights and the register of loss of share certificates shall be delegated to the share registrar and shall not be handled by the Company.

(Share Handling Regulations)

Article 13. The handling relating to the exercise of rights by the shareholders of the Company, its shares and stock acquisition rights and the fees therefor shall be governed by the Share Handling Regulations adopted by the Board of Directors as well as laws, ordinances or these Articles of Incorporation.

(Record date)

Article 14. The Company shall treat the shareholders with voting rights appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of March 31 of each year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to the relevant financial year.

Chapter III. General Meeting of Shareholders

(Place to hold general meetings)

Article 15. General meetings of shareholders shall be held at some place in any ku (or ward) of Tokyo.

(Convening of general meetings)

Article 16. The ordinary general meeting of shareholders of the Company shall be convened within three (3) months from April 1 of each year and an extraordinary general meeting of shareholders shall be convened whenever necessary.

(Person to convene general meetings and chairman)

Article 17. Unless otherwise provided for in laws or ordinances, a general meeting of shareholders shall be convened by the Representative Director in accordance with the resolution of the Board of Directors and chairmanship of such general meeting of shareholders shall be assumed by the Representative Director.

If the Company has two (2) or more Representative Directors, such general meeting of shareholders shall be convened and presided over by one of the Representative Directors in the order previously fixed by the Board of Directors.

If the Representative Director or Directors are unable to act, another Director shall act in his place in the order previously fixed by the Board of Directors.

(Disclosure via the Internet of reference documents for the general meeting of shareholders, etc. and deemed provision thereof)

Article 18. By disclosing information relating to all matters that shall be described or stated in any reference document for the general meeting of shareholders,

business report, financial statement and consolidated financial statement (including account auditors' report and Corporate Auditors' report relating to such any consolidated financial statement) upon convening a general meeting of shareholders by a method utilizing the Internet in accordance as provided for in the Ordinance of the Ministry of Justice of Japan, the Company may be deemed to have provided such information to the shareholders.

(Method of adopting resolutions)

Article 19. Unless otherwise provided for in laws, ordinances or these Articles of Incorporation, resolutions of the general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present who are entitled to vote.

2. Resolutions as provided for in Article 309, paragraph 2 of the Corporation Law of Japan shall be adopted at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders entitled to vote shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.

(Exercise of votes by proxy)

Article 20. Shareholders may exercise their votes by proxy who shall be another shareholder (being one person) of the Company entitled to vote.

2. In the case of the foregoing paragraph, the shareholder or the proxy must submit to the Company a document establishing the power of attorney for each general meeting of shareholders.

(Minutes)

Article 21. Outline proceedings and the resultant actions taken at each general meeting of shareholders and such other matters as provided for in laws or ordinances shall be stated or recorded in minutes.

Chapter IV. Directors and Board of Directors

(Authorized number and method of election)

Article 22. The Company shall have not more than twelve (12) Directors, all of whom shall be elected by the general meeting of shareholders.

2. Resolutions for the election of Directors shall be adopted at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders entitled to vote shall be present, by a majority of the voting rights of the shareholders so present.

3. Resolutions for the election of Directors shall not be by cumulative voting.

(Term of office)

Article 23. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the last of the financial years to end within a year after their election.

2. The term of office of Directors elected to fill vacancies created by the retirement of Directors before the expiration of their term of office shall be for the unexpired balance of the term of office of the retirees.

3. The term of office of Directors elected as a result of an increase in their number shall be for the unexpired balance of the term of office of the Directors currently in office.

(Convening of meetings of the Board of Directors)

Article 24. The convening of a meeting of the Board of Directors shall be as prescribed by the Board of Directors.

2. Notice for convening a meeting under the foregoing paragraph shall be dispatched to each Director and each Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in the case of urgent necessity.

(Powers of the Board of Directors)

Article 25. In addition to the matters provided for in laws, ordinances or these Articles of Incorporation, the Board of Directors shall make decisions on important matters relating to the execution of business.

(Resolutions of the Board of Directors)

Article 26. Resolutions of the Board of Directors shall be adopted at its meeting at which a majority of the Directors entitled to participate in the resolutions shall be present, by a majority of the Directors so present.

2. In the event that the requirements of Article 370 of the Corporation Law of Japan are fulfilled, the Company shall deem that a resolution of the Board of Directors has been adopted.

(Representative Directors)

Article 27. The Board of Directors shall, by its resolution, appoint a Representative Director or Directors.

(Remuneration, etc.)

Article 28. Remuneration, bonuses and other proprietary benefits Directors may receive from the Company in consideration of the execution of their duties shall be determined by resolution of the general meeting of shareholders.

(Reduction of liabilities of Directors)

Article 29. The Company may, by resolution of the Board of Directors, exempt any Director (including any former Director) from such liability as provided for in Article 423, paragraph 1 of the Corporation Law of Japan to the extent of such amount as provided for in laws or ordinances, as long as the Director acted in good faith and without gross negligence.

2. The Company may enter into an agreement with any outside Director to the effect that the outside Director shall assume such liability as provided for in Article 423, paragraph 1 of the Corporation Law of Japan to the extent of the aggregate of the amounts as provided for in the items of Article 425, paragraph 1 of the Corporation Law, as long as the outside Director acted in good faith and without gross negligence.

Chapter V. Corporate Auditors and Board of Corporate Auditors

(Authorized number and method of election)

Article 30. The Company shall have not less than three (3) Corporate Auditors, all of whom shall be elected by the general meeting of shareholders.

2. Resolutions for the election of Corporate Auditors shall be adopted at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of

voting rights of the shareholders entitled to vote shall be present, by a majority of the voting rights of the shareholders so present.

(Term of office)

Article 31. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last of the financial years to end within four (4) years after their election.

2. The term of office of Corporate Auditors elected to fill vacancies created by the retirement of Corporate Auditors before the expiration of their term of office shall be for the unexpired balance of the term of office of the retirees.

(Convening of meetings of the Board of Corporate Auditors)

Article 32. The convening of a meeting of the Board of Corporate Auditors shall be as prescribed by the Board of Corporate Auditors.

2. Notice for convening a meeting under the foregoing paragraph shall be dispatched to each Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in the case of urgent necessity.

(Powers of the Board of Corporate Auditors)

Article 33. In addition to the matters provided for in laws, ordinances or these Articles of Incorporation, the Board of Corporate Auditors shall make decisions on important matters relating to the execution of duties of Corporate Auditors so long as the exercise of powers by Corporate Auditors are not diluted.

(Resolutions of the Board of Corporate Auditors)

Article 34. Unless otherwise provided for in laws or ordinances, resolutions of the Board of Corporate Auditors shall be adopted by a majority of the Corporate Auditors.

(Full-time Corporate Auditors and Standing Corporate Auditors)

Article 35. The Board of Corporate Auditors shall, by its resolution, appoint a Corporate Auditor or Auditors to serve on a full-time basis. The Board of Corporate Auditors may, by its resolution, appoint a Standing Corporate Auditor or Auditors.

(Remuneration, etc.)

Article 36. Remuneration and other proprietary benefits Corporate Auditors may receive from the Company in consideration of the execution of their duties shall be determined by resolution of the general meeting of shareholders.

(Reduction of liabilities of Corporate Auditors)

Article 37. The Company may, by resolution of the Board of Directors, exempt any Corporate Auditor (including any former Corporate Auditor) from such liability as provided for in Article 423, paragraph 1 of the Corporation Law of Japan to the extent of such amount as provided for in laws or ordinances, as long as the Corporate Auditor acted in good faith and without gross negligence.

2. The Company may enter into an agreement with any outside Corporate Auditor to the effect that the outside Corporate Auditor shall assume such liability as provided for in Article 423, paragraph 1 of the Corporation Law of Japan to the extent of the aggregate of the amounts as provided for in the items of Article 425, paragraph 1 of the Corporation Law, as long as the outside Corporate Auditor acted in good faith and without gross negligence.

Chapter VI. Accounts

(Financial year)

Article 38. The financial year of the Company shall be annual, commencing on April 1 of each year and ending on March 31 of the following year.

(Record date for distribution of retained earnings)

Article 39. The Company shall pay year-end dividends to the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of March 31 of each year.

2. By resolution of the Board of Directors, the Company may pay interim dividends to the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of September 30 of each year.

(Period of limitations on dividends)

Article 40. In the event that dividends are paid in cash, if any dividend remains unreceived upon the expiration of three (3) full years from the day on which such any dividend became due and payable, the Company shall be relieved of the obligation to pay such any dividend.

(Translation)

Security Code: 4911

June 25, 2008

To our Shareholders:

NOTICE OF RESOLUTIONS OF THE 108th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to announce that the matters below were reported and resolved at the 108th Ordinary General Meeting of Shareholders of the Company held on June 25, 2008.

Yours very truly,

SHISEIDO COMPANY, LIMITED
(the "Company")
5-5, Ginza 7-chome,
Chuo-ku, Tokyo

By: SHINZO MAEDA
President & CEO

PARTICULARS

Matters Reported:

Report on the Business Report and the Consolidated Accounting Documents, Accounting Documents, and the results of the audits of Consolidated Accounting Documents by the Accounting Auditor and the Board of Corporate Auditors for the 108th Business Term (April 1, 2007 to March 31, 2008)

The content of the above-mentioned accounting documents were reported.

Matters Resolved:

First Item of Business: **Dividends of Retained Earnings**

This item was approved and resolved as originally proposed.

(1) Matters related to assignment assets to be distributed to shareholders and the total amount thereof:

An amount per share of common stock of the Company: Yen 17

The total amount thereof: Yen 6,871,501,626

(2) The date on which dividends of retained earnings becomes effective:
June 26, 2008

The dividend for the current fiscal year was Yen17, an increase of Yen1 per share. The total dividend per share for the current fiscal year is Yen34, together with Yen17 interim dividend per share, an increase of Yen2 per share.

Second Item of Business: **Amendment to a Part of the Articles of Incorporation**

This item was approved and resolved as originally proposed. The detail of amendment is stated on page 3.

Third Item of Business: **Election of Eight (8) Directors**

This item was approved and resolved as originally proposed. Mr. Shinzo Maeda, Ms. Kimie Iwata, Mr. Yasuhiko Harada, Mr. Toshimitsu Kobayashi, Mr. Masaaki Komatsu, Mr. Shoichiro Iwata and Mr. Tatsuo Uemura were reelected as directors and all assumed their offices. Mr. Carsten Fischer was newly elected as director and was assumed his office.

Mr. Shoichiro Iwata and Mr. Tatsuo Uemura are external directors as provided in Item 15 of Article 2 of the Corporate Law.

Fourth Item of Business: **Election of One (1) Corporate Auditor**

This item was approved and resolved as originally proposed. Ms. Reiko Kuroda was newly elected as corporate auditor and assumed her office.

Ms. Reiko Kuroda is external corporate auditor as provided in Item 16 of Article 2 of the Corporate Law.

Fifth Item of Business: **Payment of Bonuses to Directors**

This item was approved and resolved as originally proposed. The bonuses in the aggregate amount of 120,500,000 to Seven (7) directors in office at the end of the current fiscal year, excluding Two (2) external directors, will be paid.

Sixth Item of Business: **Determination of Provision of Medium-term Incentive Type Remuneration to Directors**

This item was approved and resolved as originally proposed to provide directors in office, excluding external directors, with medium-term incentive type remuneration during the

period from the close of this general meeting of shareholders to March 31, 2011 as three year incentive type remuneration and the maximum of the amount so provided to be ¥ 900 million.

Seventh Item of Business: Determination of Provision of Long-term Incentive Type Remuneration to Directors

This item was approved and resolved as originally proposed to allot stock acquisition rights as remuneration to directors in which details are stated below.

Qualified grantees of stock acquisition rights:
Six (6) directors, excluding the external directors of the Company

Total number of stock acquisition rights to be allotted:
70 or less (The number of shares to be issued upon exercise of one stock acquisition right: 1,000 shares)

Ceiling of remuneration, etc. on stock acquisition rights:
Up to ¥140,000,000 per year

Details of the amendments of the Articles of Incorporation (Second Item of Business)

(Underlining parts are amended)

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
Article 15 (Decision-making organization relating to gratis allotment of stock acquisition rights) Matters relating to the gratis allotment of Stock Acquisition Rights may be determined by a resolution of the Board of Directors, as well as by the resolution of the general meeting of shareholders, or by a resolution of the Board of Directors by the assignment of authorization in accordance with a resolution of the general meeting of shareholders.	(Delete)
Article 16 | (Provisions Omitted) Article 41	Article 15 | (Same as the version before the amendments) Article 40

NOTICE

1. The dividend for the 108th Business Term

   The dividend for the Term (the 108th Business Term) was decided to be ¥17 per share. The total annual dividend for the Term was ¥34 per share including interim dividend already paid.

2. Public notice in electronic form

   The Company adopted Electric Publication Measures. In the event that the Company cannot give a public notice in electronic form due to any accident or any other unavoidable cause, such public notice shall be inserted in the Nihon Keizai Shimbun.

   [The Company's public notices will post on the Company's website.]

   http://www.shiseido.co.jp/koukoku/html/index.htm

Directors, Mr. Shinzo Maeda and Ms. Kimie Iwata were elected as representative directors by the Board of Directors after the close of the 108th Ordinary General Meeting of Shareholders and assumed their offices respectively.

Accordingly, the current Board members and executives are as follows:

1. Directors

Position	Name	Duty and Major Occupation
President & CEO (Representative Director)	Shinzo Maeda	CEO and COO
Vice President (Representative Director)	Kimie Iwata	Responsible for Consumer Information, Corporate Culture, Public Relations, Corporate Culture Reforms and Committees under Direct Control of the Directors
Corporate Senior Executive Officer (Director)	Yasuhiko Harada	Chief Financial Officer Responsible for Finance, IR, Information System Planning, Logistics, Operational Reforms and Internal Control
Corporate Senior Executive Officer (Director)	Toshimitsu Kobayashi	Responsible for Domestic Cosmetics Business Sales President & Representative Director of Shiseido Sales Co., Ltd.
Corporate Executive Officer (Director)	Carsten Fischer	Responsible for Global Business (International Business, China Business and Professional Business) Chief Officer of International Business Division and Professional Business Operations Division
Corporate Executive Officer (Director)	Masaaki Komatsu	Responsible for Research & Development, Production, and Technical Planning
(External Director)	Shoichiro Iwata	President & CEO of ASKUL Corporation
(External Director)	Tatsuo Uemura	Dean, Faculty of Law and School of Law, Professor of Waseda Law School and Waseda University

(Note) Mr. Shoichiro Iwata and Mr. Tatsuo Uemura are external directors as provided in Item 15 of Article 2 of the Corporate Law.

2. Corporate Officers who do not serve as Director

Position	Name	Duty and Major Occupation
Corporate Executive Officer	Kiyoshi Kawasaki	Responsible for Domestic Non-Shiseido Brand Business, Boutique Business and Advertising Creation
Corporate Officer	Kozo Hanada	Responsible for Structured Retail Stores and Domestic Cosmetics Business, General Manager of Sales Department and Structured Retail Stores President and Representative Director of FT Shiseido Co., Ltd. Vice President and Director of Shiseido Sales Co., Ltd.
Corporate Officer	Tamio Inaba	Responsible for Business Strategy and Marketing of Domestic Cosmetics Business
Corporate Officer	Tsunehiko Iwai	Responsible for Technical Planning and Technical Affairs General Manager of Technical Department
Corporate Officer	Shoji Nishiyama	Responsible for Cosmetics Products Research & Development and Software Development
Corporate Officer	Hisayuki Suekawa	General Manager of Corporate Planning Department
Corporate Officer	Shoji Takahashi	Responsible for the Americas
Corporate Officer	Tatsuomi Takamori	Chief Officer of China Business Division
Corporate Officer	Mitsuo Takashige	Responsible for Personnel General Manager of Personnel Department

Position	Name	Duty and Major Occupation
Corporate Officer	Kazuo Tokubo	Responsible for Functional Food, Innovative Science Research & Development and Patents
Corporate Officer	Takafumi Uchida	Responsible for General Affairs, Legal Affairs and Executive Affairs General Manager of General Affairs Department
Corporate Officer	Ryuichi Yabuki	Responsible for Specialty Stores, Domestic Cosmetics Business Vice President and Director of Shiseido Sales Co., Ltd.
Corporate Officer	Toshio Yoneyama	Responsible for Healthcare Business and Frontier Science Business Chief Officer of Healthcare Business Division President and Representative Director of Shiseido Beauty Foods Co., Ltd.

3. Corporate Auditors

Position	Name	Duty and Major Occupation
Corporate Auditor (Full-time)	Kiyoharu Ikoma	-
Corporate Auditor (Full-time)	Kazuko Ohya	-
External Corporate Auditor (Part-time)	Akio Harada	Lawyer
External Corporate Auditor (Part-time)	Reiko Kuroda	Professor, Department of Life Sciences, Graduate School of Arts and Sciences, The University of Tokyo
External Corporate Auditor (Part-time)	Nobuo Otsuka	President of Keiseikai Hospital

(Note) Mr. Akio Harada, Ms. Reiko Kuroda and Nobuo Otsuka are external corporate auditors as provided in Item 16 of Article 2 of the Corporate Law.

(For reference)

Executive, who retired at the close of the Meeting is as follows:

Position held at retirement	Name
External Corporate Auditor (Part-time)	Eiko Ohya

(Translation)

Security Code: 4911

June 13, 2008

Dear Shareholders,

SHISEIDO COMPANY, LIMITED

Shinzo Maeda
President & CEO
5-5, Ginza 7-chome,
Chuo-ku, Tokyo

Correction to the Attached Documents of the "Notice of Convocation of the 108th Ordinary General Meeting of Shareholders"

Shiseido Company, Limited hereby makes a correction to an incorrect presentation in the "Notice of Convocation of the 108th Ordinary General Meeting of Shareholders" sent on June 3, 2008, as described below:

Description

A correction will be made to the "holding condition and position of the stock acquisition rights as of March 31, 2008" in "(2) Stock Options as employees incentive-type and reward-type stock options: 1) Employee-incentive-type stock options" set forth on page 21 of the "Notice of Convocation of the 108th Ordinary General Meeting of Shareholders", as shown by underlines below:

<Incorrect>

	Issue date of stock acquisition rights	Grantees of stock acquisition rights	Holding condition and position of the stock acquisition rights as of March 31, 2008	Class and number of shares to be issued or transferred upon exercise of stock acquisition rights	Amount paid for stock acquisition rights	Amount to be paid upon exercise of stock acquisition rights	Stock acquisition rights exercise period
Stock acquisition rights issued free of charge	November 7, 2005	Employees of the Company, directors and employees of related companies	543 persons 710 rights	Ordinary shares 710,000 shares	Gratis issue	1,896 yen per share	From July 1, 2007 to June 30, 2010

<Correct>

	Issue date of stock acquisition rights	Grantees of stock acquisition rights	Holding condition and position of the stock acquisition rights as of March 31, 2008	Class and number of shares to be issued or transferred upon exercise of stock acquisition rights	Amount paid for stock acquisition rights	Amount to be paid upon exercise of stock acquisition rights	Stock acquisition rights exercise period
Stock acquisition rights issued free of charge	November 7, 2005	Employees of the Company, directors and employees of related companies	542 persons 705 rights	Ordinary shares 705,000 shares	Gratis issue	1,896 yen per share	From July 1, 2007 to June 30, 2010

-END-